Exhibit 99.1

Foresight Partners with One of the World’s Largest Electric Vehicle Manufacturers

Parties sign collaboration agreement to evaluate Foresight’s 3D perception capabilities for enhancing the OEM’s automotive vision solutions

Ness Ziona, Israel – September 21, 2023 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in automotive vision systems, announced today the signing of a multi-phase cooperation agreement with a leading global electric vehicle (EV) Chinese original equipment manufacturer (OEM), specializing in EVs, rechargeable batteries and related products.

The first phase of the agreement consists of a proof of concept (POC) project to evaluate Foresight’s 3D perception capabilities, including high resolution point cloud, object detection and disparity map, for possible enhancement of the OEM’s current automotive vision solution.

Upon successful completion of the POC project, the parties intend to negotiate a definitive commercial agreement for the joint development, integration and commercialization of Foresight’s technology into the OEM’s automotive vision systems. Furthermore, the OEM will introduce Foresight’s technology to its subsidiaries as well as customers and partners, presenting Foresight as a business partner and facilitating relationships between Foresight and the OEM’s partners.

A senior executive at the Chinese OEM stated, “we are constantly looking for cutting-edge and competitive technologies to retain our leadership. We look forward to teaming up with Foresight to enhance our 3D perception vision systems. This collaboration reflects our commitment to advancing driver safety, and together we are dedicated to integrating innovative technologies that will make our roads safer for everyone.”

“By potentially integrating our cutting-edge 3D perception solutions into the products of such a global OEM EV leader, we are ready to help take stereo vision systems to the next level, setting new benchmarks for safety and innovation in the industry,” said Haim Siboni, CEO of Foresight.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the POC and its various phases, and that it is ready to help take stereo vision systems to the next level, setting new benchmarks for safety and innovation in the industry. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654